Exhibit 99.2

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2016

TABLE OF CONTENTS

PROFILE AND STRATEGY	3
OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS	4
SIGNIFICANT EVENTS	5
MINING OPERATIONS	6
PROJECT UPDATES	12
SUMMARY OF SELECTED QUARTERLY INFORMATION	13
RESULTS OF OPERATIONS	16
OUTLOOK	19
LIQUIDITY AND CAPITAL RESOURCES	19
TRANSACTIONS WITH RELATED PARTIES	21
CRITICAL ACCOUNTING ESTIMATES	21
CHANGES IN ACCOUNTING POLICIES	22
FINANCIAL INSTRUMENTS	22
SECURITIES OUTSTANDING	22
NON-IFRS MEASURES	23
QUALIFIED PERSON	26
INTERNAL CONTROLS OVER FINANCIAL REPORTING	26
DISCLOSURE CONTROLS AND PROCEDURES	26
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	27
CAUTIONARY NOTE TO U.S. INVESTORS	29

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 2

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Silver Limited (“Great Panther” or the “Company”) for the three-month period ended March 31, 2016 and the notes related thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, as well as the annual audited consolidated financial statements for the year ended December 31, 2015, the related annual MD&A, and the annual Form 40–F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at May 3, 2016, unless otherwise indicated. All dollar amounts are expressed in Canadian dollars (“CAD”), unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A also makes reference to cash cost per payable silver ounce (“cash cost”), EBITDA, adjusted EBITDA, cost of sales before non-cash items, mine operating earnings before non-cash items and all-in sustaining cost per payable silver ounce (“AISC”). These are considered non-IFRS measures. Please refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliations to the Company’s reported financial results.

PROFILE AND STRATEGY

Great Panther Silver Limited is a primary silver mining and precious metals producer and exploration company listed on the Toronto Stock Exchange (the “TSX”) trading under the symbol GPR, and on the NYSE MKT LLC (the “NYSE MKT”) trading under the symbol GPL. The Company’s wholly-owned mining operations in Mexico are the Topia Mine (or “Topia”), and the Guanajuato Mine Complex (the “GMC”) which comprises the Company’s Guanajuato Mine, Cata processing plant, and the San Ignacio Mine (or “San Ignacio”). The GMC produces silver and gold concentrate and is located in central Mexico, approximately 380 kilometres north-west of Mexico City, and approximately 30 kilometres from the Guanajuato International Airport. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces concentrates containing silver, gold, lead and zinc at its own processing facility.

In May of 2015, the Company entered into an option agreement to acquire a 100% interest in the Coricancha Mine Complex (“Coricancha”). Coricancha is a gold-silver-copper-lead-zinc mine, located in the central Andes of Peru, in the province of Huarochiri, approximately 90 kilometres east of Lima, and has been on care and maintenance since August 2013. Coricancha has a permitted and operational 600 tonne per day processing facility along with supporting mining infrastructure. Significant exploration programs were conducted at Coricancha in 2015 and during the first quarter in 2016.

In May of 2015, the Company also acquired an option agreement on the Guadalupe de los Reyes exploration project in Sinaloa, Mexico (the “GDLR Project”) through its acquisition of Cangold Limited (“Cangold”). The Company terminated the option agreement on February 24, 2016 after conducting an evaluation of the project, including a drill program, as the results of the evaluation did not warrant continued exploration work. As part of the Cangold acquisition, the Company also acquired 100% interests in the Plomo exploration property located in Sonora, Mexico and the Argosy exploration property located in the Red Lake Mining District in Northwestern Ontario. There are no work commitments associated with these properties other than assessment work. The Company will be evaluating its future plans for these properties.

The Company’s other exploration projects also include the El Horcón and Santa Rosa projects. The Santa Rosa Project is located approximately 15 kilometres northeast of Guanajuato, and the El Horcón Project is located 100 kilometres by road northwest of Guanajuato. The Company continues to evaluate additional mining opportunities in the Americas.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 3

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS

(CAD 000s, unless otherwise noted)	Q1 2016	Q1 2015	Change	Q4 2015	Change
OPERATING
Tonnes milled (excluding custom milling)	88,683	99,252	-11%	94,874	-7%
Silver equivalent ounces (“Ag eq oz”) produced [1]	1,009,828	987,887	2%	1,002,584	1%
Silver ounce production	539,472	597,111	-10%	553,189	-2%
Gold ounce production	5,599	4,703	19%	5,637	-1%
Payable silver ounces	478,098	622,339	-23%	502,170	-5%
Cost per tonne milled (USD)[2]	$95	$102	-7%	$97	-2%
Cash cost (USD) [2]	$4.20	$8.71	-52%	$8.14	-48%
AISC (USD)[2]	$9.25	$14.47	-36%	$15.10	-39%
FINANCIAL
Revenue	$18,454	$20,250	-9%	$17,152	8%
Mine operating earnings before non-cash items[2]	$7,746	$6,652	16%	$4,907	58%
Mine operating earnings	$6,147	$524	1,073%	$3,226	91%
Net (loss) income	$(4,461)	$3,588	-224%	$(4,860)	8%
Adjusted EBITDA[2]	$3,733	$3,688	1%	$(557)	-770%
Operating cash flows before changes in non-cash net working capital	$4,001	$4,827	-17%	$(775)	-616%
Cash and cash equivalents at end of period	$16,981	$18,694	-9%	$17,860	-5%
Net working capital at end of period	$35,532	$36,904	-4%	$33,252	7%
Average realized silver price (USD) [3]	$16.19	$16.99	-5%	$13.57	19%
PER SHARE AMOUNTS
Earnings (loss) per share – basic and diluted	$(0.03)	$0.03	-200%	$(0.03)	0%

Highlights of the first quarter 2016 compared to first quarter 2015, unless otherwise noted:

•	Metal production increased 2% to 1,009,828 Ag eq oz;

•	Silver production decreased 10% to 539,472 silver ounces;

•	Gold production of 5,599 gold ounces, an increase of 19%;

•	Cash cost decreased 52% to US$4.20 per ounce;

•	AISC decreased 36% to US$9.25 per payable silver ounce;

[1]	Silver equivalent ounces are referred to throughout this document. For 2016, Aq eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0504 and 1:0.0504 for the price / ounce of silver to lead and zinc price/pound, respectively. and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2015 Aq eq oz were calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.
[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost, AISC, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[3]	Average realized silver price is prior to smelting and refining charges.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 4

•	Revenues decreased 9% to $18.5 million;

•	Mine operating earnings before non-cash items increased to $7.7 million compared to $6.7 million;

•	Adjusted EBITDA remained unchanged at $3.7 million;

•	Net loss totalled $4.5 million, compared to a net income of $3.6 million;

•	Cash flow from operating activities, before changes in non-cash net working capital (“NCWC”), amounted to $4.0 million, compared to $4.8 million;

•	Cash and cash equivalents were $17.0 million at March 31, 2016 compared to $17.9 million at December 31, 2015; and

•	Net working capital increased to $35.5 million at March 31, 2016 from $33.3 million at December 31, 2015.

Highlights compared to fourth quarter 2015, unless otherwise noted:

•	Metal production on a Ag eq oz basis increased 1%, up from 1,002,584 Ag eq oz;

•	Silver production decreased by 2% and gold production decreased by 1%;

•	Cash cost decreased 48%, down from US$8.14/oz;

•	AISC decreased by 39%, down from US$15.10/oz;

•	Revenues increased by 8% or $1.3 million;

•	Mine operating earnings before non-cash items increased by 58% or $2.8 million

•	Adjusted EBITDA improved from negative $0.6 million to $3.7 million; and,

•	Cash flow from operating activities, before changes in NCWC, improved by $4.8 million, from negative $0.8 million to $4.0 million.

SIGNIFICANT EVENTS

On January 14, 2016, the Company reported a theft of explosives from one of the mines at the GMC. The Company voluntarily suspended the use of all explosive material at the GMC in order to facilitate ongoing investigations by regulatory authorities, and to enhance security measures. On February 16, 2016, the regulatory authorities concluded their formal investigation. Operations at the GMC were intermittently halted over the investigation period and were fully resumed on February 16, 2016. The Company estimates that the impact of these events on production represents approximately 100,000 Ag eq oz. The Company expects to make up for this shortfall in the subsequent quarters and, therefore, there is no impact on the Company’s production guidance for the year.

In February 2016, the Comisión Nacional del Agua (“CONAGUA”), the Mexican federal agency responsible for water administration, required the Company to make formal applications for permits associated with the occupation and construction of the tailings facility at the GMC (the “Tailings Permits”). Following the February meeting, the Company filed its applications and CONAGUA requested further technical information to process the application. The Company is in the process of compiling technical information relating to the past construction of the tailings dam and future plans for development. The compilation, submission, CONAGUA’s review of such information, and submission of additional information that may be requested by CONAGUA, may require several months. The Company believes its current tailings footprint can be maintained for its current operations at the GMC until 2020. While the Company is confident that it will be able to obtain the Tailings Permits, there is no guarantee that it will complete the review process with CONAGUA without any actions that may suspend its operations.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 5

On February 15, 2016, the Company reported that a fatality of a contract scooptram operator occurred at the GMC. All relevant authorities were contacted and a full investigation into the cause of the accident was undertaken. Safety procedures were reviewed and reinforced to prevent similar occurrences and ensure that safety remains the top priority across all operations.

On February 22, 2016, the Company provided an update to the Mineral Resource at the GMC, with effective dates of July 31, 2015 for the Guanajuato Mine and El Horcon and December 31, 2015 for the San Ignacio Mine. The previous Mineral Resource estimates had effective dates of July 31, 2014 and December 15, 2014, respectively. The Company successfully replaced the M&I Mineral Resources that had been mined since the effective dates of the previous Mineral Resource estimate. The M&I Mineral Resource was estimated at 6,108,800 Ag eq oz, virtually unchanged from the 6,109,217 Ag eq oz estimated at the previous effective dates. The estimate also reported Inferred Mineral Resources of 8,266,229 Ag eq oz, 1,363,328 Ag eq oz and 1,906,123 Ag eq oz for the San Ignacio Mine, Guanajuato Mine, and the El Horcon Project, respectively.

On February 24, 2016, the Company elected to terminate its option on the GDLR Project, after conducting an evaluation of the project, which included a surface diamond drill program. Based on the results of the evaluation, management decided that the project did not warrant further exploration.

On April 21, 2016, the Company announced that it had entered into an At-the-Market Offering agreement. The Company has the discretion during the term of the agreement to sell common shares of the Company to a maximum in gross sales proceeds of US$10.0 million. The Company intends to use the net proceeds from this offering to fund operating, development and exploration expenditures at its mining operations and projects, for possible acquisitions, and for general corporate and working capital purposes. Depending on the market conditions for the Company’s shares and anticipated capital needs, the Company may complete a portion or the full amount of the offering.

MINING OPERATIONS

Consolidated operations

	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014
Tonnes mined	84,725	94,804	96,770	84,979	99,847	92,782	89,467	79,268
Tonnes milled	88,683	94,874	93,730	87,476	99,252	92,574	89,030	80,964
Custom milling (tonnes)	1,527	1,583	1,346	1,560	1,198	2,312	1,852	1,929
Total tonnes milled	90,210	96,457	95,076	89,036	100,450	94,886	90,882	82,893
Production
Silver (ounces)	539,472	553,189	586,918	648,810	597,111	550,010	565,966	420,001
Gold (ounces)	5,599	5,637	6,079	5,322	4,703	4,822	4,200	3,773
Lead (tonnes)	282	278	341	300	279	285	259	302
Zinc (tonnes)	424	425	493	491	441	406	443	395
Silver equivalent ounces	1,009,828	1,002,584	1,080,296	1,088,355	987,887	911,048	890,641	718,794
Payable silver ounces	478,098	502,170	545,787	607,898	622,339	534,664	461,249	381,302
Cost per tonne milled (USD)	$95	$97	$96	$109	$102	$111	$122	$125
Metrics per payable Ag ounce
Cash cost (USD)	$4.20	$8.14	$6.50	$6.63	$8.71	$12.23	$11.02	$15.03
AISC (USD)	$9.25	$15.10	$13.08	$12.54	$14.47	$21.46	$19.25	$24.40

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 6

During the first quarter of 2016, ore processed decreased by 11% compared to the first quarter of 2015, and by 7% compared to the prior quarter. The lower throughput is attributable to the intermittent suspension of GMC’s mining operations in order to accommodate the investigation by the Company and authorities, following a theft of explosives that occurred during the quarter.

The 2% increase in metal production compared to the first quarter of 2015 reflects the changes in the ratio used to calculate Ag eq oz, in particular the increase in the silver:gold ratio to 70:1 from 65:1 used in 2015. Adjusting for the change in the ratio, metal production in the first quarter of 2016 remains relatively unchanged compared to the first quarter of 2015. Compared to the fourth quarter 2015, metal production increased by 1%. Adjusting for the changes in the silver:gold ratio, metal production has decreased 2%, reflecting the lower tonnages milled.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 7

Cash cost was US$4.20 for the first quarter of 2016, a 52% decrease compared to the first quarter of 2015. The decrease in cash cost was predominantly the result of higher by-product credits per payable silver ounce as a result of an increase in gold production due to the increase in production from San Ignacio which has higher gold grades. In addition, the strengthening of the US dollar (“USD”) compared to the Mexican peso (“MXN”) reduced cash operating costs in USD terms.

Cash cost during the first quarter of 2016 also decreased 48% relative to the fourth quarter of 2015, primarily due to favourable exchange rates as the USD further strengthened compared to the MXN, which has the effect of reducing cash operating cost in USD. In addition, the Company benefitted from higher by-product credits as the Company realized gold sales prices of US$1,365 per ounce during the first quarter of 2016, compared to US$1,202 per ounce during the fourth quarter of 2015. The realized gold price was higher than the average spot price during the quarter as a result of revaluation adjustments of concentrate shipments recognized as revenue in the prior quarter, which were settled or subject to final settlement in the first quarter of 2016.

Cash cost and the associated by-product credits are computed based on sales during the period as opposed to production. As such, the amount of the by-product credit may not directly correlate to the production reported for the period. Similarly, the cost per tonne milled during the period may not directly correlate to the cash cost reported for the same period due to a lag between production and sales.

AISC for the first quarter of 2016 decreased 36% to US$9.25 compared to the first quarter of 2015 primarily due to the reduction in cash cost described above. A reduction in general and administrative (“G&A”) expenses, sustaining exploration, evaluation and development (“EE&D”) expenses, and sustaining capital expenditures also contributed to decrease in AISC. The Company expects an increase in sustaining capital expenditures and EE&D expenses in subsequent quarters, which is expected to increase AISC from levels in the first quarter of 2016, but is maintaining its guidance for 2016 cash cost and AISC as detailed in the Outlook section of this MD&A.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 8

Compared to the fourth quarter of 2015, AISC decreased 39% to US$9.25, due to the reduction in cash cost, as well as reductions in EE&D, G&A and sustaining capital expenditures.

Guanajuato Mine Complex

GMC (TOTAL)	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014
Tonnes milled	73,649	79,651	77,136	71,131	82,026	76,839	72,047	63,646
Production
Silver (ounces)	375,273	394,655	413,084	482,551	417,770	396,284	391,979	251,687
Gold (ounces)	5,433	5,496	5,908	5,173	4,548	4,684	4,076	3,648
Silver equivalent ounces	755,555	751,927	797,119	818,841	713,371	677,316	636,556	470,589
Payable silver ounces	331,764	349,661	387,860	460,956	465,416	340,851	338,689	235,409
Cost per tonne milled (USD)	$83	$89	$86	$100	$91	$99	$108	$113
Metrics per payable Ag ounce
Cash cost (USD)	$0.61	$6.54	$4.47	$4.88	$7.16	$10.05	$9.24	$14.49
AISC (USD)	$2.72	$10.53	$9.87	$8.93	$10.51	$17.50	$14.64	$20.96
GUANAJUATO MINE
Tonnes milled	34,806	39,686	38,854	45,734	56,417	58,467	57,887	50,766
Production
Silver (ounces)	222,802	235,934	245,845	382,132	324,482	331,884	341,329	216,393
Gold (ounces)	2,019	1,908	2,061	2,870	2,638	3,548	3,189	2,775
Silver equivalent ounces	364,114	359,973	379,821	568,714	495,942	544,722	532,659	382,884
Average ore grades
Silver (g/t)	221	206	217	282	196	193	200	148
Gold (g/t)	1.97	1.63	1.79	2.08	1.57	2.02	1.84	1.85
Metal recoveries
Silver	90.2%	89.7%	90.7%	92.1%	91.2%	91.4%	91.9%	86.5%
Gold	91.6%	92.0%	92.4%	94.0%	92.5%	93.4%	93.2%	91.7%
SAN IGNACIO MINE
Tonnes milled	38,843	39,964	38,282	25,397	25,609	18,372	14,160	12,880
Production
Silver (ounces)	152,471	158,721	167,239	100,419	93,288	64,400	50,650	35,294
Gold (ounces)	3,414	3,588	3,847	2,303	1,910	1,136	887	873
Silver equivalent ounces	391,441	391,954	417,298	250,127	217,429	132,594	103,897	87,705
Average ore grades
Silver (g/t)	142	145	159	145	134	130	131	104
Gold (g/t)	3.12	3.15	3.51	3.22	2.68	2.21	2.26	2.55
Metal recoveries
Silver	86.1%	85.5%	85.6%	85.1%	84.7%	84.0%	84.7%	81.8%
Gold	87.5%	88.6%	89.1%	87.5%	86.6%	87.1%	86.3%	82.9%

The GMC processed 10% fewer tonnes compared to the first quarter of 2015. The lower throughput is attributable to the intermittent suspension of mining operations during the quarter, as a result of the investigation, by the Company and authorities, of a theft of explosives.

Metal production (in Ag eq oz terms) at the GMC increased 6% over the first quarter of 2015. The increase reflects higher gold grades achieved through a combination of pillar recoveries at the Guanajuato Mine and an increase in production from San Ignacio, which has higher gold grades, as well as steps taken at the GMC since the second quarter of 2015 to increase cut-off grades. While silver production decreased 10%, this was made up for by a 19% increase in gold production. San Ignacio accounted for 52% of the metal production and 63% of the gold production at the GMC during the first quarter of 2016, compared to 30% and 42%, respectively, in the first quarter of 2015.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 9

Metal production from the GMC in the first quarter of 2016 remained in line with the metal production achieved during the fourth quarter of 2015.

Cash cost for the GMC decreased 91% to US$0.61 in the first quarter of 2016 compared to the first quarter of 2015. This is primarily a result of the increase in gold by-product credits from an increase in gold production and sales, as well as higher realized gold prices. In addition, the strengthening of the USD relative to the MXN reduced cash operating costs in USD terms as these are predominantly denominated in MXN.

Cash cost also decreased by 91% compared to the fourth quarter of 2015, as the GMC’s results benefited from the higher contribution from by-product credits, as well as lower production cost in MXN terms, augmented by the 5% strengthening of the USD relative to the MXN.

AISC for the first quarter of 2016 decreased 74% to US$2.72 compared to the first quarter of 2015. The decrease is primarily due to the reduction in cash cost. In addition, exploration and mine development expenditures at the GMC were significantly lower in the first quarter due to the timing of expenditures. These expenditures are expected to increase in subsequent quarters, which will increase AISC in line with the Company’s guidance for consolidated AISC for 2016.

AISC decreased 74% compared to the fourth quarter of 2015 primarily due to the reduction in cash cost, augmented by the lower levels of sustaining EE&D expenditures in the first quarter as noted above.

GMC Development

The GMC experienced some delays in mine development due to scheduling, and due to the temporary suspension of blasting for part of February 2016 to allow for an investigation and the improvement of security measures in connection with a theft of explosives. A total of 1,476 metres of underground development was completed during the first quarter. Work at San Ignacio included preparation of additional ore fronts, ramp improvements, ventilation modifications, maintenance shop expansion, and equipment upgrades.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 10

The Company’s first quarter 2016 drill program at the Guanajuato Mine amounted to 2,135 metres. The emphasis on exploration at all mines continued to yield favourable targets for confirmation drilling and potential resource expansion.

Topia Mine

TOPIA MINE	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014
Tonnes milled	15,034	15,223	16,594	16,345	17,225	15,735	16,983	17,318
Custom milling (tonnes)	1,527	1,583	1,346	1,560	1,198	2,312	1,852	1,929
Total tonnes milled	16,561	16,806	17,940	17,905	18,423	18,047	18,835	19,247
Production
Silver (ounces)	164,199	158,534	173,834	166,258	179,341	153,726	173,986	168,314
Gold (ounces)	167	140	170	149	155	138	124	125
Lead (tonnes)	282	278	341	300	279	285	259	302
Zinc (tonnes)	424	425	493	491	441	406	443	395
Silver equivalent ounces	254,273	250,657	283,177	269,514	274,515	233,732	254,085	248,205
Payable silver ounces	146,334	152,509	157,927	146,942	156,923	193,813	122,560	145,893
Average ore grade
Silver (g/t)	373	357	359	350	357	338	352	336
Gold (g/t)	0.55	0.48	0.54	0.48	0.44	0.45	0.41	0.40
Lead (%)	1.97	1.94	2.16	1.95	1.71	1.93	1.62	1.84
Zinc (%)	2.96	2.92	3.13	3.17	2.73	2.76	2.83	2.49
Metal recoveries
Silver	91.0%	90.7%	90.8%	90.5%	90.8%	89.9%	90.5%	89.8%
Gold	62.9%	60.4%	59.6%	59.2%	63.5%	61.4%	55.3%	56.1%
Lead	95.0%	94.4%	94.9%	94.3%	94.5%	93.8%	94.4%	94.7%
Zinc	95.1%	95.6%	94.9%	94.6%	93.8%	93.6%	92.1%	91.6%
Cost per tonne milled (USD)	$148	$135	$140	$144	$153	$164	$173	$166
Metrics per payable Ag ounce
Cash cost (USD)	$12.32	$11.82	$11.50	$12.14	$13.31	$16.06	$15.93	$15.89
AISC (USD)	$13.34	$12.67	$12.25	$13.77	$14.15	$18.60	$19.96	$18.38

Mill throughput for Topia (excluding tonnes milled for third parties) decreased by 13% compared to the first quarter of 2015. The reduction in throughput is attributed to a greater effort to control dilution, which successfully resulted in higher head grades for the quarter.

Mill throughput (excluding tonnes milled for third parties) decreased 1% compared to the fourth quarter of 2015.

Metal production in the first quarter of 2016 decreased 7% compared to the first quarter of 2015, resulting from the 13% reduction in mill throughput. The impact of the lower throughput was partly offset by an improvement in ore grades and improved recoveries.

Metal production increased by 1% relative to the fourth quarter of 2015, due to the improvement in head grades and recoveries.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 11

Cash cost decreased 7% to US$12.32 compared to the first quarter of 2015. The decrease is primarily driven by the strengthening of the USD against the MXN, which reduced costs in USD terms.

Cash cost increased by 4% from US$11.82 in the fourth quarter of 2015, due to the effect of the 4% reduction in payable silver ounces and a reduction in by-product credits primarily due to lower lead unit sales and prices.

AISC decreased 6% compared to the first quarter of 2015, and increased 5% compared to the fourth quarter of 2015. These variances are consistent with the reported variances in cash cost relative to the comparative periods.

Topia Development

Underground development for the quarter ended March 31, 2016 amounted to 1,612 metres, the majority of which was focused on the Argentina mine, where new ore zones were being prepared for longer-term production starting in the second half of 2016. The development at the Argentina mine included the refurbishment of a lower level adit, enhancing the ventilation, and providing a secondary access for the new lower level ore zones from below.

The existing Topia tailings facility is nearing its full capacity and will require a step-out expansion by the end of 2016. The Company has commenced the design, planning, and evaluation processes, including the selection of equipment, engineering consultants and application for permits. At this time, the Company believes it can complete the design and construction before the end of 2016. However, the timeline is tight and may be affected by a number of unexpected risks and uncertainties. This presents a risk in continuing normal operations at Topia.

PROJECT UPDATES

Coricancha Project

Great Panther continued to carry out its exploration program on Coricancha, completing a total of 5,875 metres of underground and surface core drilling from September 2015 until the end of February 2016. The program also entailed surface geological work, drift rehabilitation, as well as the development of cross-cuts, drill stations and new roads. The Company also engaged professional engineering consultants to review various technical and environmental aspects of the project. The aim of the engineering work included operating cost assessment, estimated development and capital costs to restart mining operations and assessment of remediation costs and tailings handling and storage. This information will be used in preparing economic assessments of Coricancha.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 12

SUMMARY OF SELECTED QUARTERLY INFORMATION

The following table sets out selected quarterly financial results which have been prepared in accordance with IFRS, except for cost of sales before non-cash items, mine operating earnings before non-cash items, and adjusted EBITDA which are non-IFRS measures. The following paragraphs describe the trends in results over the quarters presented and the factors that have contributed to these trends.

(CAD 000s, unless otherwise noted)	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014
Revenue	$18,454	$17,152	$16,788	$19,183	$20,250	$14,244	$12,801	$14,465
Cost of sales before non-cash items [1]	10,708	12,245	11,025	12,470	13,598	12,085	9,883	12,038
Mine operating earnings (loss) before non-cash items[1]	7,746	4,907	5,763	6,713	6,652	2,159	2,918	2,427
Amortization and share-based compensation	1,599	1,682	5,482	5,045	6,128	4,853	4,439	3,956
Mine operating earnings (loss)	6,147	3,226	281	1,668	524	(2,693)	(1,521)	(1,529)
Net income (loss) for the period	(4,461)	(4,860)	(3,348)	(4,722)	3,588	(26,948)	(970)	(4,492)
Basic and diluted earnings (loss) per share	(0.03)	(0.03)	(0.02)	(0.03)	0.03	(0.19)	(0.01)	(0.03)
Adjusted EBITDA[1]	3,733	(557)	2,155	4,205	3,688	(681)	1,267	213

Revenue varies based on the quantity of metal produced, metal prices, exchange rates and terms of sales agreements. The climate in Mexico allows mining and exploration activities to be conducted throughout the year, therefore, revenue and cost of sales generally do not exhibit variations due to seasonality.

Since the second quarter of 2014, the Company has gradually increased its production to greater than one million Ag eq oz per quarter, and has sustained this level since the second quarter of 2015. This increase is primarily due to the continued ramp-up of the San Ignacio Mine since the start of commercial production in June 2014. In addition, improved average ore grades and recoveries at all operations have contributed to the increase in production, and contributed to a decrease in cost per tonne milled. The details of tonnes milled, average ore grade, metal recoveries and cost per tonne milled are discussed in the Mining Operations section.

The impact of the increased production on the Company’s financial results was somewhat offset by a decrease in precious metal prices which began in the third quarter of 2014 and gradually decreased to a low point in the fourth quarter of 2015, before silver and gold prices recovered slightly in 2016.

Given the significant increase in production in 2015 and the continued low metal price environment described above, the Company will continue to focus on operational efficiencies and strong grade control in 2016 and build on the successful achievements it has attained in 2015. In addition, the growth in 2015 has brought production levels close to plant capacity at the GMC. As such, consolidated production for 2016 is anticipated to be in the same range as 2015. See the Outlook section of this MD&A for additional details.

[1]	The Company has included the non-IFRS performance measures, cost of sales before non-cash items, mine operating earnings before non-cash items, and Adjusted EBITDA throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 13

The following graph illustrates the trends in average realized silver prices and cash cost over the past eight quarters.

During the past eight quarters, the relationship between the CAD, USD and MXN has had a significant impact on the financial results. Reported revenue is greatly influenced by the exchange rate between the USD (in which revenue is denominated) and the CAD (in which revenue is reported). Furthermore, the relationship between the MXN (in which the bulk of the Company’s production costs and EE&D expenses are denominated) and the CAD (in which the results are reported) will impact both mine operating earnings and net income.

Foreign exchange gains and losses arise from the translation of foreign-denominated transactions and balances into the relevant functional currencies of the Company and its subsidiaries. The Company funds its Mexican subsidiaries through USD and CAD loans, while a significant portion of the Company’s working capital is denominated in USD. As a result, fluctuations between the USD, MXN and the CAD can cause significant unrealized foreign exchange gains and losses from quarter to quarter associated with the working capital and loan balances in the records of Great Panther and its Mexican subsidiaries. These unrealized gains and losses are recognized in the consolidated net income of the Company.

The following graph represents fluctuations in these foreign currencies.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 14

Quarterly fluctuations in mine development expenses have also impacted the net income reported. In accordance with the Company’s accounting policies, the mine development expenditures incurred at the San Ignacio Mine are expensed. In addition, the Company commenced expensing the Guanajuato Mine development costs to EE&D expenses at the end of the third quarter of 2015 as the previously-defined Measured & Indicated Resource had been mined and depleted. As such, there has been a trend of increasing mine development expenses over the past eight quarters.

Exploration expenses may vary significantly from quarter to quarter. The majority of these expenses are variable in nature, and fluctuate as a function of the Company’s planned activities. During the first and second quarters of 2015, the Company negotiated and concluded on two separate transactions whereby it obtained options to earn interests in the GDLR Project and in Coricancha. Following this, Great Panther commenced with extensive exploration and evaluation work on each of these properties, with the associated costs being recorded as EE&D expenses within the Company’s consolidated net income (loss). Effective the fourth quarter of 2015, the Company recorded an impairment charge of $3.0 million as it determined that the GDLR Project did not warrant further exploration and the Company terminated its option agreement on February 24, 2016.

Other factors that also had a material impact on the Company’s net income include:

•	During the third quarter of 2014, the Company received $0.5 million in insurance proceeds associated with the occupation of the GMC by illegal miners during the first quarter of 2014.

•	During the fourth quarter of 2014, the Company recorded an $11.7 million non-cash pre-tax impairment charge to the carrying value of its mineral property, plant and equipment.

•	Beginning in the fourth quarter of 2015, there was a significant decrease in amortization as the previously-defined Measured & Indicated Resource for Guanajuato had been mined and depleted during the third quarter of 2015 and the Company ceased capitalization of further development.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 15

RESULTS OF OPERATIONS

	Q1 2016			Q1 2015
Sales quantities	GMC	Topia	Total	GMC	Topia	Total	Change
Silver (ounces)	331,764	146,334	478,098	465,416	156,923	622,339	-23%
Gold (ounces)	4,308	104	4,412	4,891	78	4,969	-11%
Lead (tonnes)	-	241	241	-	232	232	4%
Zinc (tonnes)	-	289	289	-	301	301	-4%
Silver equivalent ounces	633,537	212,776	846,313	783,336	224,672	1,008,008	-16%
Revenue (CAD 000s)
Silver revenue	7,491	3,063	10,554	$9,924	$3,355	$13,279	-21%
Gold revenue	8,024	178	8,202	7,357	118	7,475	10%
Lead revenue	-	532	532	-	523	523	2%
Zinc revenue	-	680	680	-	778	778	-13%
Ore processing revenue and other	-	166	166	-	118	118	41%
Smelting and refining charges	(885)	(795)	(1,680)	(1,133)	(790)	(1,923)	-13%
Total revenue	14,630	3,824	18,454	$16,148	$4,102	$20,250	-9%
Average realized metal prices and FX rates
Silver (USD/oz)			$16.19			$16.99	-5%
Gold (USD/oz)			$1,356			$1,202	13%
Lead (USD/lb)			$0.74			$0.81	-9%
Zinc (USD/lb)			$0.78			$0.93	-16%
USD/CAD			0.728			0.806	-10%
MXN/CAD			13.13			12.03	9%

(CAD 000s)	Q1 2016	Q1 2015	Change		Q4 2015	Change
Revenue	$18,454	$20,250	$(1,796)	-9%	$17,152	$1,302	8%
Cost of sales:
Production costs (cost of sales before non-cash items)[1]	10,708	13,598	(2,890)	-21%	12,245	(1,537)	-13%
Amortization and depletion	1,550	6,000	(4,450)	-74%	1,555	(5)	0%
Share-based compensation	49	128	(79)	-62%	126	(77)	-61%
Total cost of sales	12,307	19,726	(7,419)	-38%	13,926	(1,619)	-12%
Mine operating earnings	6,147	524	5,623	1,073%	3,226	2,921	91%
(% of revenue)	33%	3%			19%
Add:
Amortization and depletion	1,550	6,000	(4,450)	-74%	1,555	(5)	0%
Share-based compensation	49	128	(79)	-62%	126	(77)	-61%
Mine operating earnings before non-cash items[1]	$7,746	$6,652	$1,094	16%	$4,907	$2,839	58%
(% of revenue)	42%	33%			29%

1 The Company has included the non-IFRS performance measures, cost of sales before non-cash items and mine operating earnings before non-cash items, throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 16

The $1.8 million or 9% decrease in revenue during the first quarter of 2016 relative to the first quarter of 2015, was primarily attributable to the 16% reduction in metal sales volumes, which was due to the timing of shipments. The effect of the lower metal sales volumes was an estimated $4.3 million reduction in revenue and was partly offset by an estimated positive $2.0 million impact from the stronger USD relative to the CAD in the first quarter of 2016, as well as the impact of a 13% increase in average realized gold prices (as expressed in USD), which accounted for an approximate $0.2 million positive impact on revenue. Due to the lower metal sales volumes, smelting and refining charges (which are netted against revenue) were also $0.2 million lower than during the first quarter of 2015, which had a positive impact on revenue.

Compared to the fourth quarter of 2015, revenue increased 8% primarily due to the positive impact of higher average realized precious metal prices, which had an estimated impact of $3.9 million. In addition, smelting and refining charges for the first quarter of 2016 were $0.3 million lower than that of the fourth quarter of 2015. These factors were partly offset by a 9% reduction in metal sales volumes due to timing of shipments, which had an estimated negative impact of $1.9 million, and a stronger CAD, which had an estimated negative impact of $1.0 million.

Cost of sales before non-cash items for the first quarter of 2016 decreased by 21%, compared to the first quarter of 2015. The decrease is predominantly attributable to the decrease in Ag eq oz sales volumes (estimated impact of $2.2 million), as well as the impact of favourable exchange rates as the CAD strengthened 9% against the MXN during the first quarter of 2016 which had the impact of reducing MXN production costs in CAD terms.

Compared to the fourth quarter of 2015, cost of sales before non-cash items decreased 13% during the first quarter of 2016. The decrease is also predominantly attributable to the decrease in Ag eq oz sales volumes (estimated impact of $1.0 million), as well as the impact of favourable exchange rates.

The decrease in amortization and depletion during the first quarter of 2016, compared to the first quarter of 2015, was primarily due to the cessation of amortization of the Guanajuato mineral property in the third quarter of 2015 as it became fully amortized. In addition, there was an increase in the useful life of certain GMC assets effective January 1, 2016, and the Topia Mine effective July 1, 2015, as a result of the updated Mineral Resource estimates issued during February 2016 and August 2015, respectively.

(CAD 000s)	Q1 2016	Q1 2015	Change		Q4 2015	Change
G&A expenses	$1,934	$2,235	$(301)	-13%	$2,225	$(291)	-13%
EE&D expenses	$2,450	$973	$1,477	152%	$4,193	$(1,743)	-42%
Impairment charge	Nil	Nil	-	0%	$3,006	$(3,006)	-100%
Finance and other income (expense)	$(6,116)	$6,110	$(12,226)	-200%	$1,373	$(7,489)	-545%
Income tax expense (recovery)	$108	$(162)	$270	-167%	$35	$73	-209%
Net income (loss) for the period	$(4,461)	$3,588	$(8,049)	-224%	$(4,860)	$399	8%

The decrease in G&A expenses for the first quarter of 2016 compared to the same period in 2015, was due to a reduction in audit and filing fees. In addition, the first quarter of 2015 included non-recurring legal and consulting fees associated with the structuring of the Company’s investment in its Mexican subsidiaries.

Compared to the fourth quarter of 2015, G&A expenses decreased as there was a higher allocation of corporate resources to operations.

EE&D expenses increased by $1.5 million for the first quarter of 2016 compared to the same period in 2015, primarily as a result of exploration and evaluation programs related to the Coricancha and the GDLR projects, which commenced after the Company entered into option agreements for these projects in the second quarter of 2015, and continued into the first quarter of 2016.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 17

EE&D expenses decreased relative to the fourth quarter of 2015, primarily due to $0.9 million lower mine development expenditures at GMC as the Company experienced delays in mine development. Furthermore, during the fourth quarter of 2015, expenses associated with changes in the GMC’s reclamation provision were $0.5 million higher and exploration expenses on the GDLR Project were $0.5 million higher. The GDLR option agreement and, therefore, the project was terminated on February 24, 2016.

Finance and other expense increased significantly due to a $6.1 million in net foreign exchange loss recognized in the first quarter of 2016, compared to a $6.0 million foreign exchange gain recorded during the same period in 2015. The net foreign exchange loss for the first quarter of 2016 includes $6.9 million in foreign exchange losses, $6.4 million of which relates to intercompany balances, partly offset by a fair value gain of $0.7 million recorded on the outstanding foreign currency forward contracts as at March 31, 2016. Please refer to the Summary of Selected Quarterly Information section of this MD&A for a description of the nature of these net foreign exchange gains and losses.

The decrease in finance and other expense compared to the fourth quarter of 2015 is again associated with a $6.1 million net foreign exchange loss recognized in the first quarter of 2016, compared to a foreign exchange gain of $1.4 million in the fourth quarter of 2015.

The first quarter 2016 net income tax expense is predominantly attributable to an accrual for Mexican withholding taxes.

The net loss of $4.5 million for the first quarter of 2016 is primarily attributable to a $6.1 million net foreign exchange loss incurred in the period. This compares to a $6.0 million foreign exchange gain incurred in the first quarter of 2015. In addition, the $1.5 million increase in EE&D expenditures and a $0.3 million increase in income tax expense contributed to the net loss in the first quarter of 2016. These factors were partly offset by a $5.6 million increase in mine operating earnings, as well as the $0.3 million decrease in G&A expenses.

Net loss decreased compared to the fourth quarter of 2015, predominantly due to a $3.0 million impairment charge recorded in the fourth quarter of 2015 related to the termination of the option on the GDLR Project. No impairment charges were recorded in the first quarter of 2016. In addition, the decrease in net loss reflects a $2.9 million increase in mine operating earnings, a $1.7 million decrease in EE&D expenditures, as well as a $0.3 million decrease in G&A expenses. These factors were partly offset by the $7.5 million increase in net foreign exchange losses.

Adjusted EBITDA of $3.7 million for the first quarter of 2016 was comparable with that of the same quarter of the prior year.

Adjusted EBITDA for the first quarter of 2016 increased relative to the fourth quarter of 2015 adjusted EBITDA of negative $0.6 million primarily due to the $2.8 million increase in mine operating earnings before non-cash items, a $1.7 million decrease in EE&D expenses, as well as a $0.2 million decrease in G&A expenses (net of non-cash amortization and share based compensation).

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 18

OUTLOOK

The Company’s previously-announced production and cost guidance for the year ending December 31, 2016 remains unchanged:

Production and cash cost guidance	Q1 2016 Actual	FY 2016 Guidance	FY 2015 Actual
Total silver equivalent ounces[1]	1,009,828	4,000,000 – 4,200,000	4,159,121
Cash cost (USD)[2]	$4.20	$ 5.00 – $ 7.00	$7.50
AISC (USD)[2]	$9.25	$ 13.00 – $ 15.00	$13.76
Exploration drilling – operating mines (metres)	2,135	11,000	17,680

The Company’s previously-announced guidance for capital expenditures and EE&D expenses for the year ending December 31, 2016 remains unchanged:

Capex and EE&D expense guidance (in CAD millions)	Q1 2016 Actual	FY 2016 Guidance	FY 2015 Actual
Capital expenditures – buildings, plant & equipment	$0.4	$3.5 – 5.0	$3.2
Capitalized development costs – operating mines	$0.1	$0.5	$3.2
EE&D – operating mines	$0.6	$7.0 – 8.0	$4.6
Exploration and evaluation expense – Coricancha	$1.2	$1.0 – 3.0	$2.7

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(CAD 000s)	March 31, 2016	December 31, 2015	Change
Cash and cash equivalents	$16,981	$17,860	$(879)
Net working capital	$35,532	$33,252	$2,280

Cash decreased by $0.9 million in the first three months of 2016 primarily due to the decrease in trade and other payables of $1.5 million, the increase in trade and other receivables of $1.4 million, unfavourable foreign exchange fluctuations in cash and cash equivalents of $1.3 million, the increase in inventories and prepaids of $0.8 million, and $0.6 million invested in mineral properties, plant and equipment. These factors slightly exceeded cash flows from operating activities before changes in non-cash working capital of $4.0 million and the proceeds from the exercise of stock options of $0.7 million.

Net working capital increased by $2.2 million in the first three months of 2016 primarily due to the recognition of a $0.7 million derivative asset associated with foreign currency forward contracts, as well as a $0.6 million increase in accounts receivable. The balance of the net increase in working capital is largely attributable to timing of payments, including payments of the Company’s annual insurance premiums during the first quarter of 2016.

1 For 2016 guidance, Aq eq oz have been established using a 70:1 Au:Ag ratio, and a ratio of 1:0.0504 for the USD price of silver ounces to the USD price for both lead and zinc pounds. For 2015, Aq eq oz were calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, respectively.

2 Cash cost and AISC are non-IFRS measures. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 19

Operating activities

For the first quarter of 2016, cash flow provided by operating activities amounted to $0.4 million, compared to $1.8 million for the first quarter of 2015. The $1.4 million decrease in cash flow provided by operating activities is primarily due to a $1.5 million increase in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions), a $0.9 million fluctuation in net realized foreign exchange gains and losses, as well as a $0.7 million increase in non-cash working capital. These negative factors were partly offset by a $1.1 million increase in mine operating earnings before non-cash items and a $0.4 million decrease in G&A expenses (net of non-cash amortization and share-based compensation).

Investing activities

For the first quarter of 2016, the Company had net cash outflows from investing activities of $0.6 million, compared to $2.3 million during the comparative period in 2015. The first quarter of 2015 included $0.9 million of advances paid to Cangold and $0.8 million of capitalized mine development related to the Guanajuato Mine. The Company ceased capitalizing the Guanajuato Mine development costs at the end of the third quarter of 2015 as the previously-defined Measured & Indicated Resource had been mined and depleted. The remainder of the amounts invested in both periods relate to mineral properties and plant and equipment associated with the Company’s mining operations.

Financing activities

Cash flows provided by financing activities amounted to $0.7 million during the first quarter of 2016 compared to $9,000 in the corresponding period in 2015. These cash inflows were proceeds received from the exercise of stock options during the period.

Trends in liquidity and capital resources

The Company anticipates that cash flow generated from mining activities, along with net working capital as at March 31, 2016, will be sufficient to fund the Company’s operations without requiring any additional capital to meet its planned growth and to fund investment and exploration, evaluation, and development activities during 2016 and the foreseeable future. However, this is highly dependent on metal prices and the ability of the Company to maintain cost and grade control at its operations, and subjected to changes in the Company’s growth plans and strategy. The Company has stated its objective to grow by acquisition and opportunities to make such acquisitions may require additional capital.

The Company’s operating cash flows are very sensitive to the price of silver and gold, foreign exchange rate fluctuations, as well as grade fluctuations and the cash-flow outlook provided in the above can vary significantly. Spending plans may also be adjusted in response to changes in operating cash-flow expectations. An increase in average silver prices and gold prices from current levels may result in an increase in planned expenditures in the latter half of 2016 and, conversely, weaker average silver prices and gold prices could result in a reduction of planned expenditures.

The Company has no debt, other than trade and other payables. The Company has a US$10.0 million credit facility from Auramet International LLC (“Auramet”). The facility expires in May 2016 and bears interest at a rate of LIBOR plus 5%. The Company has not drawn down any amounts on this credit facility. In addition, Auramet has also provided the Company with a US$0.5 million margin credit facility, should the Company wish to enter into any derivative instruments associated with sales of metals produced by the Company. Such arrangements would entail pricing of the Company’s produced metals in advance of customary periods of pricing and settlement which are typically two to three months from the date of production. The Company does not enter into any long-term hedging arrangement in respect of its silver and gold production.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 20

On April 21, 2016, the Company announced that it had entered into an At-the-Market Offering agreement. The Company has the discretion during the term of the agreement to sell common shares of the Company to a maximum gross sales proceeds of US$10.0 million. The Company intends to use the net proceeds from this offering to fund operating, development and exploration expenditures at its mining operations and projects, for possible acquisitions, and for general corporate and working capital purposes. Depending on the market conditions for the Company’s shares and anticipated capital needs, the Company may complete a portion or the full amount of the offering.

Contractual Obligations

(CAD 000s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$2,102	$248	$631	$599	$624
Drilling services	319	319	-	-	-
Consulting	21	21	-	-	-
Reclamation and remediation (undiscounted)	6,118	314	621	553	4,630
Total	$8,560	$902	$1,252	$1,152	$5,254

Off-Balance sheet arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A, that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

The Company did not incur any related party transactions during the period, other than key management compensation as disclosed in the Company’s unaudited condensed interim consolidated financial statements for the three-month period ended March 31, 2016.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Actual results may differ from these estimates.

See Critical Accounting Estimates in the Company’s annual MD&A as well as note 4 of the 2015 annual audited financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 21

The carrying value of the Cata processing plant, the tailings dam, and other infrastructure associated with the GMC (collectively referred to as the “GMC assets”) are depreciated on a straight-line basis over the estimated remaining useful life of the GMC. On February 22, 2016, the Company provided an update on the Mineral Resource for the GMC, following which management reviewed the remaining useful life of the GMC. The estimate of the useful life of the GMC was determined to be 3 years, an increase from the previous estimate of 1 year as at January 1, 2016. As a result, the depreciation recorded during the current quarter was approximately $0.2 million less than would have been recorded prior to the change in estimate. Based on the carrying value of the GMC assets as at March 31, 2016, management estimated that the impact of the change in estimate on amortization expense of future periods, when compared to the amount that would have otherwise been recorded, is a $0.7 million decrease per annum.

The Company did not identify any other areas where revisions to estimates and assumptions have resulted in material changes to the results or financial position of the Company.

CHANGES IN ACCOUNTING POLICIES

The Company has not adopted any new accounting standards for the year ended December 31, 2016 that has had a material impact on the Company’s financial results. See note 3(s) of the 2015 annual audited financial statements for a detailed discussion of the accounting standards anticipated to be effective January 1, 2017 or later.

FINANCIAL INSTRUMENTS

(CAD 000s)	Fair value (1)	Basis of measurement	Associated risks
Cash and cash equivalents	$16,981	Amortized cost	Credit, currency, interest rate
Marketable securities	$9	Fair value through other comprehensive income	Exchange
Trade and other receivables	$13,162	Amortized cost	Credit, currency, commodity price
Derivative asset	$737	Fair value through profit and loss	Credit, currency, interest rate
Trade and other payables	$5,031	Amortized cost	Currency, liquidity

(1) As at March 31, 2016

The Company is exposed in varying degrees to a number of risks from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The types of risk exposure and the way in which such exposures are managed by the Company are provided in note 16 of the annual audited consolidated financial statements for the year ended December 31, 2015.

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 143,663,382 common shares issued and 10,696,870 options outstanding.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 22

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A, including cost per tonne milled, cash cost, AISC, mine operating earnings before non-cash items and cost of sales before non-cash items, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-IFRS measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others and, accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cost per tonne milled

The Company uses the non-IFRS measure of cost per tonne milled to manage and evaluate operating performance at each of its mines. Cost per tonne milled is reported in USD and calculated based on the total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to metal production during the period.

Management believes that the Company’s ability to control cost per tonne milled is one of its key performance indicators of results of operations. The Company believes this measure provides investors and analysts with useful information about its underlying cost of operations and how management controls those costs.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between cost per tonne milled and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below.

(USD 000s, unless otherwise noted)	GMC		Topia		Consolidated
	Q1 2016	Q1 2015	Q1 2016	Q1 2015	Q1 2016	Q1 2015
Production costs (sales basis) (CAD thousands)	$7,453	$10,270	$3,244	$3,328	$10,697	$13,598
Production costs converted to USD (sales basis)	5,414	8,272	2,365	2,685	7,779	10,957
Change in concentrate inventory	714	(827)	90	128	804	(699)
Production costs (production basis)	$6,128	$7,445	$2,455	$2,813	$8,583	$10,258
Tonnes milled, including custom milling	73,649	82,026	16,561	18,423	90,210	100,449
Cost per tonne milled (USD)	$83	$91	$148	$153	$95	$102

Cash cost

The Company uses the non-IFRS measure of cash cost to manage and evaluate operating performance at each of its mines. It is a widely reported measure in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges. By-products consist of gold at the GMC, and gold, lead and zinc at Topia.

Management believes that the Company’s ability to control cash cost is one of the key performance indicators for its operations. Having low cash cost facilitates profitability even during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition. The Company believes these measures provide investors and analysts with useful information about its underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 23

The Company’s primary business is silver production and its future development and current operations focus on maximizing returns from silver production, with other metal production being incidental to the silver production process. Accordingly, gold, zinc and lead produced from operations are considered by-products. As a result, the Company’s non-IFRS cost performance measures are disclosed on a per payable silver ounce basis. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits from gold, zinc and lead sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below. A breakdown is provided as to how the by-product revenues applied are attributed to the individual by-product metals.

The following table reconciles cash cost to production costs for the three months ended March 31, 2016 and 2015, as reported in the Company’s condensed interim consolidated financial statements:

(USD 000s, unless otherwise noted)	GMC		Topia		Consolidated
	Q1 2016	Q1 2015	Q1 2016	Q1 2015	Q1 2016	Q1 2015
Production costs (CAD 000s)	$7,453	$10,270	$3,244	$3,328	$10,697	$13,598
Production costs (as converted to USD)	5,414	8,272	2,365	2,685	7,779	10,957
Smelting and refining charges	642	938	580	623	1,222	1,561
Revenue from custom milling	-	-	(121)	(96)	(121)	(96)
Cash operating costs	$6,056	$9,210	$2,824	$3,212	8,880	$12,422
Gross by-product revenue[1]
Gold by-product revenue	(5,852)	(5,879)	(131)	(95)	(5,983)	(5,974)
Lead by-product revenue	-	-	(391)	(413)	(391)	(413)
Zinc by-product revenue	-	-	(499)	(615)	(499)	(615)
Cash operating costs, net of by-product revenue	$204	$3,331	$1,803	$2,089	$2,007	$5,420
Payable silver ounces sold	331,764	465,416	146,334	156,923	478,098	622,339
Cash cost	$0.61	$7.16	$12.32	$13.31	$4.20	$8.71

All-in sustaining cost (AISC)

AISC is a non-IFRS measure and has been calculated based on World Gold Council (“WGC”) guidance released in 2013. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements. The Company believes that the disclosure of this measure provides a broader measure of the cost of producing an ounce of silver at its operations as the measure includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost.

AISC starts with cash cost net of by-product revenues and adds G&A expenditures inclusive of share-based compensation (“SBC”), accretion of reclamation provision, sustaining exploration and evaluation expenses, sustaining mine development costs and sustaining capital expenditures. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, future earning potential, or result in significant improvements in recovery or grade.

1  Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at GMC and gold, lead and zinc at Topia, net of the respective smelting and refining charges and net of mining duties calculated on the applicable gross revenue. The by-product revenues attributable to each by-product metal are included.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 24

(USD 000s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	Q1 2016	Q1 2015	Q1 2016	Q1 2015	Q1 2016	Q1 2015	Q1 2016	Q1 2015
Cash operating costs, net of by-product revenue [1]	$204	$3,331	$1,803	$2,089	$-	$-	$2,007	$5,420
G&A costs inclusive of SBC	-	-		-	1,421	1,898	1,421	1,898
Accretion	-	6	-	8	-	-	-	14
Sustaining EE&D costs	187	772	42	10	148	-	377	782
Sustaining capitalized mine development and capital costs	511	777	107	116	-	-	618	893
All-in sustaining costs	$902	$4,886	$1,952	$2,223	$1,569	$1,898	$4,423	$9,007
Payable silver ounces sold	331,764	465,416	146,334	156,923	n/a	n/a	478,098	622,340
AISC	$2.72	$10.50	$13.34	$14.17	n/a	n/a	$9.25	$14.47

The above costs are included in the Company’s condensed interim consolidated financial statements as follows:

Item	Source
G&A and share-based compensation	Consolidated statements of comprehensive income
Accretion	Included in Finance and other income within the consolidated statements of comprehensive income
Sustaining EE&D costs	A subset of the total exploration and evaluation, and development expenses within the consolidated statements of comprehensive income
Sustaining capitalized mine development and capital costs	Included within mineral properties, plant and equipment additions on the statement of financial position

Management believes that the AISC measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

In the above tables, any expenses incurred in respect of El Horcón, Santa Rosa, the GDLR Project and Coricancha were considered non-sustaining.

EBITDA and adjusted EBITDA

EBITDA is a non-IFRS measure that provides an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, impairment charges, and income taxes.

Adjusted EBITDA is also a non-IFRS measure in which EBITDA is adjusted to exclude share-based compensation expense, foreign exchange gains or losses, and non-recurring items. Foreign exchange gains or losses may consist of both realized and unrealized losses. Under IFRS, entities must reflect in compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding of the results of the Company and is meant to provide further information about the Company’s financial results to investors.

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s financial statements in the cash cost table.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 25

(CAD 000s)	Q1 2016	Q1 2015	Q4 2015
Income (loss) for the period	$(4,461)	$3,588	$(4,860)
Income tax expense (recovery)	108	(162)	35
Interest income	(30)	(139)	(36)
Interest expense	26	21	33
Impairment of mineral properties, plant and equipment	-	-	3,006
Amortization and depletion of mineral properties, plant and equipment	1,619	6,063	1,622
EBITDA	(2,738)	9,371	(200)
Foreign exchange loss (gain)	6,143	(5,966)	(1,354)
Share-based compensation	283	283	429
Changes in reclamation estimates recorded in EE&D	45	-	568
Adjusted EBITDA	$3,733	$3,688	$(557)

Mine operating earnings before non-cash items and cost of sales before non-cash items

Mine operating earnings before non-cash items and cost of sales before non-cash items are non-IFRS measures that provide a measure of the Company’s cost of sales and mine operating earnings on a cash basis. These measures are provided in order to better assess the cash generation ability of the Company’s operations, before G&A expenses and EE&D expenses. A reconciliation of mine operating earnings and cost of sales before non-cash items is provided in the Results of Operations section.

QUALIFIED PERSON

Robert F. Brown, P. Eng., a Qualified Person as defined by National Instrument 43-101 and the Company's Vice President of Exploration, has reviewed and approved the technical disclosure contained in this MD&A.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining internal controls over financial reporting (“ICFR”) to provide reasonable assurance in respect of the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. There have been no changes that occurred during the three months ended March 31, 2016, that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, are made known to the Company’s certifying officers. There have been no changes that occurred during the three months ended March 31, 2016 that have materially affected, or are reasonably likely to affect the Company’s disclosure controls and procedures.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 26

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled Outlook, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flow; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A that may constitute forward-looking statements are:

•	Anticipated use of the net proceeds from the At-The-Market offering to fund operating, development and exploration expenditures at its mining operations and projects, for possible acquisitions, and for general corporate and working capital purposes;

•	Expectations on whether the Company completes a portion or the full amount of the At-The-Market offering;

•	Expectations that the current tailings capacity at the GMC is sufficient to operate and no expansions will be required until the fall of 2016;

•	Expectations that permits associated with the use and expansion of the tailings facility at the GMC will be granted in due course;

•	Expectations that the Company can complete the design and construction of the Topia tailings facility step-out expansion before the end of 2016;

•	Expectations of the Company’s silver equivalent ounce production for 2016;

•	Guidance for cash cost and AISC for 2016;

•	Plans and targets for exploration drilling in 2016 and beyond for each of the Company’s operating mines and projects;

•	Guidance for capital expenditures and EE&D expenses for 2016 and beyond for each of the Company’s operating mines and projects;

•	Expectations that cash flow from operations along with current net working capital will be sufficient to fund capital investment and development programs for 2016 and the foreseeable future;

•	Expectations regarding access to additional capital in order to fund additional expansion or development plans, or to undertake an acquisition;

•	Expectations in respect of permitting and development activities; and

•	The Company’s objective to acquire additional mines or projects in the Americas.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 27

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below. These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected CAD, MXN and USD exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production, and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; that current financial resources will be sufficient for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; operations not being disrupted by issues such as mechanical failures, labour disturbances, illegal occupations and adverse weather conditions; that financial resources will be sufficient to fund new acquisitions, if any.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions; failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; and deterioration of general economic conditions.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled Description of the Business – Risk Factors in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 28

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with Canada securities regulations, which differs from the securities regulations of the United States. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are used in accordance with Canadian NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other advanced economic studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 29